# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: STAAR SURGICAL COMPANY, CIK 0000718937
CUSIP: 852312305
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 25510 Commercentre Drive, Lake Forest, California (CA), 92630
Date of event which requires filing of this statement: 03/26/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001812275

## Reporting persons
- Soleus Capital Master Fund, L.P.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 2,562,893; sole dispositive power 0; shared dispositive power 2,562,893; aggregate amount beneficially owned 2,562,893 (5.2% of the class)
  Comment: (1) The shares reported in the table above are held directly by Soleus Capital Master Fund, L.P. ("Master Fund"). Soleus Capital, LLC is the sole general partner of Master Fund, Soleus Capital Group, LLC is the sole managing member of Soleus Capital, LLC, Soleus Capital Management, L.P. ("SCM") is the investment manager for Master Fund, and Soleus GP, LLC is the sole general partner of SCM. Guy Levy is the sole managing member of each of Soleus Capital Group, LLC and of Soleus GP, LLC. Each of Soleus Capital Group, LLC, Soleus Capital, LLC, SCM, Soleus GP, LLC and Mr. Levy disclaims beneficial ownership of these shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) The percentage set forth in row 11 is calculated based upon 49,325,372 shares of the common stock of STAAR Surgical Company (the "Issuer") outstanding as of February 18, 2025, as reported on the cover of the Issuer's Annual Report on Form 10-K for the fiscal year ended December 27, 2024, filed with the Securities and Exchange Commission on March 21, 2025 (the "Form 10-K").
- Soleus Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,562,893; sole dispositive power 0; shared dispositive power 2,562,893; aggregate amount beneficially owned 2,562,893 (5.2% of the class)
  Comment: (1) The shares reported in the table above are held directly by Master Fund. Soleus Capital, LLC is the sole general partner of Master Fund, Soleus Capital Group, LLC is the sole managing member of Soleus Capital, LLC, SCM is the investment manager for Master Fund, and Soleus GP, LLC is the sole general partner of SCM. Guy Levy is the sole managing member of each of Soleus Capital Group, LLC and of Soleus GP, LLC. Each of Soleus Capital Group, LLC, Soleus Capital, LLC, SCM, Soleus GP, LLC and Mr. Levy disclaims beneficial ownership of these shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) The percentage set forth in row 11 is calculated based upon 49,325,372 shares of common stock of the Issuer outstanding as of February 18, 2025, as set forth on the cover of the Form 10-K.
- Soleus Capital Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,562,893; sole dispositive power 0; shared dispositive power 2,562,893; aggregate amount beneficially owned 2,562,893 (5.2% of the class)
  Comment: (1) The shares reported in the table above are held directly by Master Fund. Soleus Capital, LLC is the sole general partner of Master Fund, Soleus Capital Group, LLC is the sole managing member of Soleus Capital, LLC, SCM is the investment manager for Master Fund, and Soleus GP, LLC is the sole general partner of SCM. Guy Levy is the sole managing member of each of Soleus Capital Group, LLC and of Soleus GP, LLC. Each of Soleus Capital Group, LLC, Soleus Capital, LLC, SCM, Soleus GP, LLC and Mr. Levy disclaims beneficial ownership of these shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) The percentage set forth in row 11 is calculated based upon 49,325,372 shares of common stock of the Issuer outstanding as of February 18, 2025, as set forth on the cover of the Form 10-K.
- Soleus Capital Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,562,893; sole dispositive power 0; shared dispositive power 2,562,893; aggregate amount beneficially owned 2,562,893 (5.2% of the class)
  Comment: (1) The shares reported in the table above are held directly by Master Fund. Soleus Capital, LLC is the sole general partner of Master Fund, Soleus Capital Group, LLC is the sole managing member of Soleus Capital, LLC, SCM is the investment manager for Master Fund, and Soleus GP, LLC is the sole general partner of SCM. Guy Levy is the sole managing member of each of Soleus Capital Group, LLC and of Soleus GP, LLC. Each of Soleus Capital Group, LLC, Soleus Capital, LLC, SCM, Soleus GP, LLC and Mr. Levy disclaims beneficial ownership of these shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) The percentage set forth in row 11 is calculated based upon 49,325,372 shares of common stock of the Issuer outstanding as of February 18, 2025, as set forth on the cover of the Form 10-K.
- Soleus GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,562,893; sole dispositive power 0; shared dispositive power 2,562,893; aggregate amount beneficially owned 2,562,893 (5.2% of the class)
  Comment: (1) The shares reported in the table above are held directly by Master Fund. Soleus Capital, LLC is the sole general partner of Master Fund, Soleus Capital Group, LLC is the sole managing member of Soleus Capital, LLC, SCM is the investment manager for Master Fund, and Soleus GP, LLC is the sole general partner of SCM. Guy Levy is the sole managing member of each of Soleus Capital Group, LLC and of Soleus GP, LLC. Each of Soleus Capital Group, LLC, Soleus Capital, LLC, SCM, Soleus GP, LLC and Mr. Levy disclaims beneficial ownership of these shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) The percentage set forth in row 11 is calculated based upon 49,325,372 shares of common stock of the Issuer outstanding as of February 18, 2025, as set forth on the cover of the Form 10-K.
- Guy Levy: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,562,893; sole dispositive power 0; shared dispositive power 2,562,893; aggregate amount beneficially owned 2,562,893 (5.2% of the class)
  Comment: (1) The shares reported in the table above are held directly by Master Fund. Soleus Capital, LLC is the sole general partner of Master Fund, Soleus Capital Group, LLC is the sole managing member of Soleus Capital, LLC, SCM is the investment manager for Master Fund, and Soleus GP, LLC is the sole general partner of SCM. Guy Levy is the sole managing member of each of Soleus Capital Group, LLC and of Soleus GP, LLC. Each of Soleus Capital Group, LLC, Soleus Capital, LLC, SCM, Soleus GP, LLC and Mr. Levy disclaims beneficial ownership of these shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons \s the beneficial owner of such shares for any other purpose.
  
  (2) The percentage set forth in row 11 is calculated based upon 49,325,372 shares of common stock of the Issuer outstanding as of February 18, 2025, as set forth on the cover of the Form 10-K.

## Item 1. Issuer
Name of issuer: STAAR SURGICAL COMPANY
Address of issuer's principal executive offices: 25510 Commercentre Drive, Lake Forest, CA 92630

## Item 2. Person Filing
Name of person filing:
Soleus Capital Master Fund, L.P.
Soleus Capital, LLC
Soleus Capital Group, LLC
Soleus Capital Management, L.P.
Soleus GP, LLC
Guy Levy
Address of principal business office or, if none, residence:
Soleus Capital Master Fund, L.P.
104 Field Point Road, 2nd Floor
Greenwich, CT 06830

Soleus Capital, LLC
104 Field Point Road, 2nd Floor
Greenwich, CT 06830

Soleus Capital Group, LLC
104 Field Point Road, 2nd Floor
Greenwich, CT 06830

Soleus Capital Management, L.P.
104 Field Point Road, 2nd Floor
Greenwich, CT 06830

Soleus GP, LLC
104 Field Point Road, 2nd Floor
Greenwich, CT 06830

Guy Levy
c/o Soleus Capital Management, L.P.
104 Field Point Road, 2nd Floor
Greenwich, CT 06830
Citizenship:
Soleus Capital Master Fund, L.P. - Cayman Islands
Soleus Capital, LLC - Delaware
Soleus Capital Group, LLC - Delaware
Soleus Capital Management, L.P. - Delaware
Soleus GP, LLC - Delaware
Guy Levy - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information in rows 5 through 9 and 11 on the cover pages to this Schedule 13G, including the footnotes thereto, is hereby incorporated by reference.

2,562,893
Percent of class: 5.2%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,562,893
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,562,893

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.A - Joint Filing Agreement

## Signatures
- Soleus Capital Master Fund, L.P.: /s/ Guy Levy, Guy Levy/Managing Member (03/28/2025)
- Soleus Capital, LLC: /s/ Guy Levy, Guy Levy/Managing Member (03/28/2025)
- Soleus Capital Group, LLC: /s/ Guy Levy, Guy Levy/Managing Member (03/28/2025)
- Soleus Capital Management, L.P.: /s/ Guy Levy, Guy Levy/Managing Member (03/28/2025)
- Soleus GP, LLC: /s/ Guy Levy, Guy Levy/Managing Member (03/28/2025)
- Guy Levy: /s/ Guy Levy, Guy Levy (03/28/2025)